04046288

austriamicrosystems

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 2004-11-03

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated September 17, 2004
2.	Press release dated October 6, 2004
3.	Press release dated October 6, 2004
4.	Press release dated October 14, 2004
5.	Press release dated October 18, 2004
6.	Press release dated October 19, 2004
7.	Press release dated October 26, 2004
8.	Quarterly report dated October 26, 2004

dlw 11/30

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner


World's Lowest
Power
Consumption!

austriamicrosystems AS1904/5/6 family of ultra low power supervisory circuits delivers world's lowest power consumption

Ideal for Portable/Battery-Powered Equipment, Computers, Intelligent Instruments, Critical μP and μC Power Monitoring, Controllers and Automotive Applications

RALEIGH, N.C. – September 17, 2004 – austriamicrosystems has launched the AS1904/5/6 family of ultra low power supervisory circuits. With a current consumption of only 150nanoAmperes (typical), the devices are ideal for portable/battery-powered equipment, computers, controllers, critical μP and μC power monitoring, intelligent instruments and automotive applications. The AS1904/5/6 family delivers the world's lowest power consumption and reduces costs by eliminating all external components.

Highly reliable, the AS1904/5/6 family devices monitor the supply voltage of digital systems and microprocessors and initiate a reset if the voltage decreases below a certain threshold. The state of the reset is active for a predefined time after the supply voltage has risen above the threshold.

The product family offers three devices with different output drivers. The AS1904 has a push-pull driver with an active low reset. The AS1905 uses the same output stage, but has an active high reset. The AS1906 has an open drain output with an active low reset. Each device is offered with four typical time out periods: 5ms, 20ms, 100ms and 500ms (factory trimmed).

Significantly reduced power consumption vs. closest competitor


200
190
180
170
160
150
140
130
Current (nA)
-20%
austriamicrosystems
closest competitor

"The outstanding low current consumption of only 150nA (typ) at 3.3V makes the AS1904/5/6 family ideal for use in portable applications" said Walter Moshammer, Marketing Director of austriamicrosystems' communications business unit. "All devices of the AS1904/5/6 family operate down to a voltage of 1V. A hysteresis in the threshold guarantees that fast transients and noise on the supply line do not lead to unwanted resets. Furthermore the reset threshold is factory-trimmable between 2.2V and 3.1V with 1.5% tolerance. The circuit is designed to be especial robust against RF-interference".

The AS1904/5/6 family of devices is available immediately in a 3-pin SOT23 packaging, priced below $1.00 starting at 1,000 units.

###

About austriamicrosystems

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For more information, contact austriamicrosystems at 8601 Six Forks Rd., Suite 400, Raleigh, NC 27615, or call 919-676-5292, email info@austriamicrosystems.com or visit the Web site at www.austriamicrosystems.com.

###

AM058
For Further Information

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

BtB Marketing
PR Executive
Rob Bunnell
Tel: (919) 872-8172
Fax: (919) 872-8875
rbunnell@btbmarketing.com
www.btbmarketing.com


World's Lowest
Power Consumption!

82-34824

austriamicrosystems

Press Release
October 6, 2004

austriamicrosystems sponsors 2004 FSA SUPPLIERS EXPO and technical conference

San Jose, Calif. – October 6, 2004 – austriamicrosystems AG, a global leader in the design and manufacturer of high performance analog and analog-intensive mixed signal integrated circuits (ICs), announces that it will be a platinum sponsor for the Fabless Semiconductor Association's (FSA) 2004 FSA Suppliers Expo and Technical Conference. The event will be held from October 4-7, 2004 in San Jose and Santa Clara, with the exhibition taking place on October 6, 2004 at the San Jose McEnery Convention Center in San Jose.

In addition to its platinum sponsorship of the Expo, austriamicrosystems will exhibit at booth #501/503. austriamicrosystems will present its technology portfolio and its 'Full Service' package for foundry customers as well as the newest release of its comprehensive design environment (HIT-Kit) for 0.35μm technologies based on austriamicrosystems mixed signal, high-voltage and RF processes.

The event will feature over 100 exhibitors showcasing their latest products and services and business educational sessions presenting a forum for advancing and cultivating business partnerships with key decision makers from the semiconductor industry. Exhibitors will represent a variety of suppliers to the fables segment, including providers of assembly, packaging, test, business information systems, consulting, design management systems, design software and services, electronic management systems, equipment, foundry, IP, photomask and supply chain management.

"A member of the FSA since 2001, austriamicrosystems has demonstrated continued commitment to the FSA and the industry," stated Jodi Shelton, co-founder and executive director of the FSA. "We welcome austriamicrosystems back again this year as a platinum sponsor of the FSA Suppliers Expo and look forward to the company's ongoing participation in FSA activities."

"With its 'Full Service' package starting with outstanding design support from before beginning of chip design until the delivery of fully tested and packaged production parts, austriamicrosystems offers a complete solution tailored to the customer's needs and demands. This highly efficient and flexible 'Full Service' package is the ideal solution especially for fabless design houses," stated Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems' business unit Full Service Foundry. "The FSA Supplier Expo, the premier event in the fabless world, enables us to offer highest quality design support and foundry services to a broad range of fabless companies in the analog, mixed signal and RF area."

For additional information on the event or to register, please visit http://www.fsa.org/suppliers_expo. To set up a demonstration or meeting with austriamicrosystems, please contact Mr. Thomas Riener, Marketing Director of austriamicrosystems business unit Full Service Foundry.

About the Fabless Semiconductor Association:
The FSA is the global voice of fabless and hybrid semiconductor companies and their foundry and supply-chain partners. Incorporated in 1994, the Association (www.fsa.org) is focused on the perpetuation of the fabless business model throughout the worldwide semiconductor industry. The organization encourages the relationship between semiconductor companies and suppliers; facilitates business partnerships; creates awareness of the fabless/outsourced business model; disseminates industry data; and fosters standards and policies.

FSA members include fabless companies, integrated device manufacturers (IDMs), foundry providers, packaging/assembly houses, intellectual property providers, electronic design automation companies, OEMs, photomask companies, design software companies, investment bankers, venture capitalists and other companies. FSA members represent more than 21 countries spanning North America, Asia-Pacific, Europe and the Middle East.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

BtB Marketing
PR Executive
Rob Bunnell
Tel: (919) 872-8172
Fax: (919) 872-8875
rbunnell@btbmarketing.com
www.btbmarketing.com

austriamicrosystems' industry leading CMOS High Voltage process now available for foundry customers

Unterpremstaetten, Austria – October 6, 2004 – austriamicrosystems business unit Full Service Foundry announced today, at the Fabless Supplier EXPO in San Jose, the availability of its fully automotive qualified CMOS 50V High Voltage process for the 0.35µm technology platform. This process is a modular extension of the 0.35µm CMOS licensed from TSMC permitting reuse of digital design.

"Our new 'H35' High Voltage process offers 20V and 50V HV MOS devices with very low 'on resistances' of down to 0.04Ω mm^2. These are best-in-class values for a purely CMOS-based HV process being typically two times lower than for competitive processes and matching even the performance of much more expensive BCD (Bipolar CMOS DMOS) processes. The high performance of the process was achieved with a completely new device concept in record development time utilizing our industry-leading predictive HV TCAD (Technology CAD) capabilities", explains Martin Schrems, austriamicrosystems' Director of Process Development & Implementation.

"The new 0.35µm CMOS-HV process is the 5th generation of the continuously improved High Voltage processes from our company and is produced in austriamicrosystems state-of-the-art 8-inch wafer fabrication. As only two mask level adders on top of CMOS are required it also makes H35 the process with the lowest complexity in the market. All of this makes H35 the optimum choice for achieving smallest possible die sizes at very competitive cost for a voltage range from 20V to 50V. For the future we plan to fully characterize HV devices for 120V or even beyond," states Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems' business unit Full Service Foundry.

The 0.35µm CMOS based HV process featuring extensively characterized and modeled 20V and 50V CMOS-HV and bipolar devices is complemented with a full set of analog modules, capacitors, and a high resistive poly option. Full design support including digital, analog and high-voltage libraries, and peripheral cells with high driving capability is available as part of the austriamicrosystems' mixed signal high-voltage HIT-Kit. austriamicrosystems offers quarterly MPW-Shuttle as well as assembly and test services for all of its High Voltage processes.

About austriamicrosystems

austriamicrosystems Full Service Foundry has successfully positioned itself in the mixed signal foundry market offering well-established RF CMOS, high-voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog mixed signal foundry partner especially for fabless design houses.

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems congratulates Itron on shipment of 10 millionth CENTRON® solid state electricity meter

Continuing close supplier relationship for CENTRON® meter following Itron's acquisition of Schlumberger's Electricity Metering activities

RALEIGH, N.C. – October 14, 2004 – austriamicrosystems AG congratulates Itron, Inc. (Spokane, Wash.) on the recent shipment of the 10 millionth CENTRON® solid state electricity meter, containing the 10 millionth analog mixed-signal integrated circuit by austriamicrosystems for this application. Itron, Inc. recently acquired the North American Electricity Metering activities of Schlumberger Limited including the CENTRON® product line.

As a supplier of the central sensing ASIC (Application Specific Integrated Circuit) in the CENTRON® since its introduction, austriamicrosystems is proud of its role in the deployment of this disruptive metering technology. Each CENTRON® meter shipped contains a dedicated austriamicrosystems chip. Applying its analog design expertise and high performance mixed-signal CMOS technology, austriamicrosystems continues to develop ASICs to Itron's demanding requirements.

"The improvements in accuracy, reliability and cost-effectiveness that we have been able to bring to the market with the CENTRON® meter are a direct result of the responses to our demands that suppliers such as austriamicrosystems were able to provide," said Jim Fisher, Vice President Marketing for Itron.

"The offset compensated front-end and bandgap circuits are two of the critical circuit blocks developed by austriamicrosystems for metering applications. They contribute directly to the accuracy and reliable performance of the CENTRON® meter. This success demonstrates our leadership position in the electronic metering market," added Gerhard Fritz, Development Manager for Metering ICs at austriamicrosystems.

"Working with austriamicrosystems has allowed us to optimize our solid state meter on three levels. One, the integration within our systems; two, incorporation of self test features that allow for unmatched quality; and three, a simple design that allows for ease of use by our customers," commented Simon Pontin, Director of Research & Development at Itron.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog and analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

About Itron

Itron is a leading technology provider and critical source of knowledge to the global energy and water industries. More than 3,000 utilities worldwide rely on Itron technology to deliver the knowledge they require to optimize the delivery and use of energy and water. Itron delivers value to its clients by providing industry-leading solutions for electricity metering, meter data collection, energy information management, demand side management, and response, load forecasting, analysis and consulting services, transmission and distribution system design and optimization, Web-based workforce automation, commercial and industrial customer care and residential energy management. To know more, start here: www.itron.com.

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AM070

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
+43 (0) 3136 500 5970
+43 664 102 6966
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
+43 (0) 3136 500 5968
+43 664 380 8372
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems to deliver time-triggered transceiver for FlexRay and TTP, has joined FlexRay consortium

High-speed Transceiver Ideal for Automotive Bus Systems, Safety-Critical Applications, X-by-Wire Systems, and Time-Triggered Bus Systems

DETROIT – October 18, 2004 – austriamicrosystems introduces a transceiver for high bandwidth communication covering FlexRay and TTP (time-triggered protocol) standards. The AS8221 high-speed automotive bus transceiver is cost-optimized and provides various bus and failure diagnostics, making it optimal for high-speed automotive bus systems, safety-critical applications, X-by-wire systems and time-triggered bus systems. FlexRay is an open, common, scalable electronic architecture for automotive communication applications developed by a consortium of automobile and semiconductor manufacturers founded in 2000. austriamicrosystems has joined the FlexRay consortium as associate member in 2004 to continue its pioneering role in time-triggered bus-systems.

The AS8221 supports high-speed, fault-tolerant time-triggered applications, operating as the interface between a FlexRay or TTP communication controller and the copper-wire physical bus. The output drivers are short-circuit protected against the positive and negative supply voltage. The AS8221 operates at baud rates of up to 10 Mbit/sec and its bi-directional serial host interface is used to set the various low-power operation modes and to request the diagnostic status.

The AS8221 transmitter part contains the high-side driver and the low-side driver for the PLUS bus line and the MINUS bus line. A symmetrical transient control of the driver pairs provides a well-balanced transmission of digital signals. A thermal sensor circuit detects over-temperature and can thereafter shut down the drivers into a high-impedance state. This option can be disabled by a serial host interface. The bus monitor supervises different fault conditions on the bus and can be digitally read out by the serial host interface.

"The availability of an automotive-qualified transceiver for high bandwidth networking or for time-triggered solutions is a major advantage for automotive engineers," said Franz Faschinger, head of the Automotive business unit at austriamicrosystems. "The bus and failure diagnostics, low-current standby operation, automatic thermal shutdown protection and other key features make it ideal for numerous applications."

Other key features of the AS8221 include a bus guardian interface, protection against damage due to short-circuit conditions (positive and negative battery voltage), and an operating ambient temperature range of –40°C to +125°C. The AS8221 is available at prices starting from US$1.25 for one hundred thousand units.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

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AM068
For Further Information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems develops world´s first automotive-qualified multi-channel narrow band transmitter

New Multi-channel Narrow Band Transmitter for Worldwide Usage in Numerous Radio and Data Transmission Applications

Unterpremstaetten, Austria – October 19, 2004 – The AS3977, the world´s first automotive-qualified ARIB transmitter ASSP (Application Specific Standard Product), was introduced by austriamicrosystems at Convergence 2004. The AS3977 multi-channel narrow band RF transmitter offers increased reliability of data transfer with support of FDMA and TDMA modes for redundant data transmission over distances up to one mile. It is optimal for use in RKE (Remote Keyless Entry) car access control systems and, due to its temperature resistance up to 125°C combined with low power operation modes, also for TPM (Tire Pressure Monitoring) applications. In addition it can be employed in numerous other applications such as SRD (Short Range Devices) digital radio transmission, remote control units, cordless alarm systems, remote metering and low-power telemetry.

ARIB (The Association of Radio Industries and Businesses) is Japan's standards development organization for radio technology. AS3977 is the world´s first automotive-qualified transmitter ASSP compliant to ARIB standard STD-T67 for multi-channel narrow band applications in Japan, while in addition also supporting all FCC (Federal Communications Commission) and ETSI (European Telecommunications Standards Institute) standards relevant for use in the USA and Europe.

The AS3977 is a low-power, fully-integrated Frequency Shift Key (FSK)/Amplitude Shift Key (ASK) transmitter capable of operating at any user-selected ISM frequency from 300 to 1,000MHz. FSK capabilities offer enhanced reliability in data transmission due to increased noise and interference resistance. The AS3977 is based on a sigma-delta controlled fractional-n synthesizer phase locked loop with fully-integrated voltage-controlled oscillator. The power amplifier output is programmable, capable of delivering from –20 dBm to 8 dBm. An on-chip, low drop-out regulator is available for accurate output power independent of supply voltage variation. It can support data rates up to 100kbps, depending on required filtering.

The AS3977 includes a reference frequency generator including a crystal oscillator providing the comparison frequency of the PLL (Phase-Locked Loop) and a high-precision clock output. A

programmable fractional-n synthesizer with a stepwidth of less than 100Hz generates the RF output frequency. The output signal can be shaped by a Gaussian filter to minimize the occupied bandwidth and adjacent channel power. A subsequent power amplifier amplifies the RF signal and delivers the RF to a single-ended antenna. Additional on-chip antenna tuning capacitors optimize the output power.

"With the proliferation of radio and data transmission applications in today's automotive designs, the AS3977 offers designers a single transmitter option for worldwide usage, supporting various ISM bands (Industrial, Scientific, Medical radio bands reserved for non-commercial use of RF communication) according to international standards established by ETSI, ARIB and the FCC," said Bernhard Czar, Director Marketing Automotive for austriamicrosystems. "It is a high-performance transmitter available at a truly competitive price for a wide variety of applications."

Additional features include 2.0-3.6V power supply, 4 kV ESD protection (2kV for the RF pins), filtered FSK or ASK, FSK deviation programmable up to 64 kHz, integrated loop filter, 12-20MHz crystal oscillator, digital lock detector and low power-down current consumption.

The AS3977 is available in ultra-small QFN16 packages at prices starting from US$1.25 for one hundred thousand units.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

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AM069
For Further Information
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems achieves certification according to ISO 13485:2003 with excellent results

Successful audit of new international quality management standard for medical devices demonstrates industry-leading quality management at austriamicrosystems

Unterpremstaetten, Austria – October 22, 2004 – austriamicrosystems AG, a leading global developer and manufacturer of high performance analog microchips (ICs) for the industrial, medical, communications and automotive markets, is proud to announce the successful first audit and certification of its quality management system according to ISO 13485:2003, the recently introduced international quality management standard for designers and manufacturers of medical devices.

In the recent quality audit which was conducted by Det Norske Veritas, one of the largest certification bodies worldwide, the auditors certified that austriamicrosystems meets all criteria for ISO 13485:2003 without deviation. The new international quality management standard ISO 13485:2003 was introduced to address the specific quality requirements for the design of medical devices. As part of its business unit Industry & Medical, austriamicrosystems offers dedicated IC solutions for a variety of medical device applications. Examples include insulin pens, medical inhalators, portable blood glucose meters and digital imaging equipment.

Herwig Klimesch, Director Quality and Environment at austriamicrosystems, comments: "We have added another significant aspect to our impressive portfolio of quality management certifications. We regard our quality management system, which is run according to the most recent quality standard ISO/TS 16949:2002, as second to none and this successful audit is further proof of the strength of our internal systems and procedures."

John Heugle, CEO of austriamicrosystems, adds: "Our leading position in quality management is an important competitive advantage as customers are placing more and more emphasis on state-of-the-art quality management at their suppliers. With our strong track record in quality management, we are well prepared for continuing success in the global marketplace."

About austriamicrosystems

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog and analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit our web site at www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
+43 (0) 3136 500 5970
+43 664 102 6966
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
+43 (0) 3136 500 5968
+43 664 380 8372
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports further growth in the third quarter of 2004

Key financial data for the third quarter of 2004

Unterpremstaetten, Austria (October 26, 2004) — austriamicrosystems reports further growth in the third quarter of 2004 with a significant increase in revenues and earnings compared to the previous year.

Consolidated group revenues reached EUR 41.1 million, an increase of 26% compared to the same quarter in 2003, due to higher demand for austriamicrosystems' products in all regions and segments. Gross margin in the third quarter 2004 stood at 42% compared to 44% in the same period last year.

The result from operations (EBIT) for the third quarter grew strongly to EUR 5.1 million, an increase of 36% compared to the same quarter last year. The net result for the third quarter 2004 increased by 122% to EUR 4.2 million from EUR 1.9 million in the same period of 2003. Earnings per share for the third quarter were CHF 0.60 / EUR 0.39. Total backlog reached EUR 56.4 million on September 30, 2004 versus EUR 44.9 million on September 30, 2003.

austriamicrosystems' business units Industry & Medical, Communications and Automotive are seeing ongoing success in the marketplace as their high performance analog solutions fully address customer demands and requirements. In operations, the expansion of production capacity in Fab B from 3,900 WSPM to 5,200 WSPM has been completed and is fully operational. austriamicrosystems also achieved certification according to ISO 13485:2003, the new international quality management standard for medical devices, with excellent results.

austriamicrosystems expects its business to continue to develop positively with revenues and earnings showing further increases in the fourth quarter 2004. Based on current information, austriamicrosystems anticipates full year revenues in 2004 around the mid-point of the previously announced range of EUR 155-165 million. Looking to the coming year 2005, austriamicrosystems feels confident of further growth in revenues and earnings.

The complete quarterly report for the third quarter 2004 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/ir_news_start.htm

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About austriamicrosystems

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog and analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Third Quarter Report 2004

Continuing growth in the third quarter

Ladies and Gentlemen

Our positive third quarter results reflect our continuing focus on profitable growth from new products, existing ICs and derivatives as well as good demand for our products in all regions.

The third quarter 2004 shows a significant increase in revenues and earnings compared to the previous year, with consolidated group revenues of EUR 41.1 million, an increase of 26% compared to the same quarter in 2003. This sales growth resulted from higher demand in all segments. Our gross margin stood at 42% compared to 44% in the same period last year. The result from operations (EBIT) for the third quarter grew strongly to EUR 5.1 million, an increase of 36% compared to the same quarter last year. The net result for the third quarter increased by 122% to EUR 4.2 million from EUR 1.9 million in the same period of 2003. Earnings per share for the third quarter were CHF 0.60 / EUR 0.39. Our total backlog reached EUR 56.4 million on September 30, 2004 versus EUR 44.9 million on September 30, 2003.

Our business units Industry & Medical, Communications and Automotive are seeing ongoing success in the marketplace as our high performance analog solutions fully address customer demands and requirements. We see, for example, accelerating interest in our AS5040, the world's smallest magnetic rotary encoder, with additional design-ins for industrial and automotive applications. Our solutions for flash and hard disk drive-based portable audio players are also receiving very positive feedback from important market participants. In addition, we have begun volume shipments of a complex sensor interface solution for an automotive stability system (ESP) to a major international automotive supplier. In operations, the expansion of production capacity in Fab B from 3,900 WSPM to 5,200 WSPM has been completed and is fully operational. We also achieved certification according to ISO 13485:2003, the new international quality management standard for medical devices, with excellent results.

We expect our business to continue to develop positively with revenues and earnings showing further increases in the fourth quarter. Based on current information, we anticipate full year revenues in 2004 around the mid-point of our previously announced range of EUR 155-165 million. Looking to the coming year 2005, we feel confident of further growth in revenues and earnings for austriamicrosystems.

Key figures EUR thousands (except earnings per share)	**Q3 2004**	Q3 2003	Q2 2004	**9 months 2004**	9 months 2003
Revenues	**41,070**	32,692	36,633	**109,978**	89,310
Gross margin in %	**42%**	44%	43%	**43%**	37%
Result from operations	**5,120**	3,760	3,755	**11,170**	3,085
Net income/loss	**4,236**	1,909	-9,614	**-3,730**	7
Basic = diluted earnings per share in CHF [1)]	**0.60**	0.33	-1.48	**-0.58**	0.00
Basic = diluted earnings per share in EUR [1)]	**0.39**	0.21	-0.96	**-0.37**	0.00
Total backlog	**56,369**	44,848	49,931	**56,369**	44,848

[1)] Earnings per share for Q3 2003 and 9 months 2003 were adjusted to reflect share split effective April 15th 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q3 2004	9 months 2004	Q3 2003	9 months 2003
Revenue Products	**34,211**	**90,688**	27,043	75,554
Revenue Foundry & Other	**6,859**	**19,290**	5,649	13,756
Total revenues	**41,070**	**109,978**	32,692	89,310
Cost of sales	**- 24,035**	**- 63,282**	- 18,337	- 56,143
Gross profit	**17,035**	**46,696**	14,355	33,167
Gross margin in %	**42%**	**43%**	44%	37%
Research and development	**- 8,201**	**- 21,680**	- 6,628	- 19,515
Selling, general and administrative	**- 4,977**	**- 16,457**	- 5,168	- 14,254
Other operating income	**1,270**	**2,982**	1,360	4,025
Other operating expenses	**- 7**	**- 371**	- 159	- 338
Result from operations	**5,120**	**11,170**	3,760	3,085
Net financing costs	**- 183**	**- 2,272**	- 1,247	- 3,945
Income/loss before tax	**4,937**	**8,898**	2,513	- 860
Income tax expense	**- 701**	**- 12,628**	- 604	867
Net income/loss	**4,236**	**- 3,730**	1,909	7
Basic = diluted earnings per share in CHF [1]	**0.60**	**-0.58**	0.33	0.00
Basic = diluted earnings per share in EUR [1]	**0.39**	**-0.37**	0.21	0.00

[1] Earnings per share for Q3 2003 and 9 months 2003 were adjusted to reflect share split effective April 15th 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands	as of	September 30, 2004	December 31, 2003
Assets			
Cash and cash equivalents		5,388	7,674
Short-term Investments		8,635	7,258
Trade receivables		30,198	37,408
Inventories		31,628	24,447
Other receivables and assets		4,647	4,491
Total current assets		80,497	81,278
Property, plant and equipment		113,296	111,339
Intangible assets		11,953	11,451
Investments and securities		251	1,472
Deferred tax assets		33,757	45,415
Other long-term assets		54	54
Total non-current assets		159,312	169,732
Total assets		239,809	251,010
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings		35,238	39,189
Trade liabilities		16,935	9,840
Provisions		15,376	14,859
Other liabilities		8,421	12,202
Total current liabilities		75,970	76,090
Interest-bearing loans and borrowings		39,342	89,086
Employee benefits		8,000	7,202
Deferred government grants		8,674	9,574
Other long term liabilities		2,278	2,492
Total non-current liabilities		58,295	108,355
Shareholders' equity			
Issued capital		26,647	21,802
Share premium		91,885	54,017
Translation adjustment		- 93	- 88
Retained earnings		- 12,896	- 9,166
Total shareholders' equity and reserves		105,544	66,565
Total liabilities and shareholders' equity		239,809	251,010

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q3 2004	9 months 2004	Q3 2003	9 months 2003
Operating activities				
Income/loss before tax	4,937	8,898	2,513	- 860
Depreciation (net of government grants)	5,465	16,375	5,121	14,335
Changes in employee benefits	254	797	110	463
Changes in other long-term liabilities	- 156	- 214	0	2,492
Gain/Loss from sale of plant and equipment	0	0	0	- 128
Net financing cost	183	2,272	1,247	3,945
Changes in current assets	- 4,125	100	- 7,977	- 12,671
Changes in short-term operating liabilities and provisions	- 1,421	- 1,750	- 1,384	- 3,869
Tax payments	- 5	- 45	- 2	- 12
Cash flows from operating activities	5,131	26,434	- 371	3,694
Investing activities				
Acquisition of intangibles, property, plant and equipment	- 6,113	- 15,181	- 1,888	- 17,882
Government grants received	1,860	1,860	10,074	15,183
Proceeds from sale of plant and equipment	0	0	0	272
Interest received	263	612	52	109
Cash flows from investing activities	- 3,990	- 12,709	8,238	- 2,318
Financing activities				
Proceeds from borrowings	0	0	10,619	23,307
Repayment of borrowings	- 4,387	- 54,198	- 3,537	- 12,004
Repayment of finance lease liabilities	- 207	- 478	- 179	- 464
Interest paid	- 513	- 3,120	- 1,298	- 4,054
Changes resulting from IPO	0	41,785	0	0
Cash flows from financing activities	- 5,106	- 16,012	5,604	6,785
Net increase/decrease in cash and cash equivalents	- 3,965	- 2,287	13,471	8,161
Cash and cash equivalents at begin of period	9,353	7,674	2,872	8,183
Cash and cash equivalents at end of period	5,388	5,388	16,343	16,343

This report is also available in German. All figures are unaudited.

austriamicrosystems

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/500-5420

investor@austriamicrosystems.com

www.austriamicrosystems.com

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF MARYLAND
(Greenbelt Division)

In re:	*	
NATIONAL ENERGY & GAS TRANSMISSION, INC. (f/k/a PG&E NATIONAL ENERGY GROUP, INC.), *et al.*	* *	Case No.: 03-30459 (PM) and 03-30461 (PM) through 03-30464 (PM) and 03-30686 (PM) through 03-30687 (PM) Chapter 11
Debtors.	* *	(Jointly Administered under Case No.: 03-30459 (PM))

* *

NOTICE OF STATUS CONFERENCE WITH RESPECT TO DEBTORS' OBJECTION TO ALLOWANCE OF PROOFS OF CLAIM FILED BY THE BEAR SWAMP ENTITIES

PLEASE TAKE NOTICE that on August 5, 2004, the above captioned debtors (the "Debtors") filed the following pleading:

> ***Debtors' Objection to Allowance of Proofs of Claim Filed by the Bear Swamp Entities*** (the "Objection") [Docket 1933].

PLEASE TAKE NOTICE THAT THE OBJECTION IS AN OMNIBUS OBJECTION.

PLEASE TAKE FURTHER NOTICE THAT **A STATUS CONFERENCE WITH RESPECT TO THE OBJECTION HAS BEEN SCHEDULED FOR DECEMBER 15, 2004 AT 10:30 A.M.** THE HEARING WILL TAKE PLACE IN COURTROOM 3D OF THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF MARYLAND, 6500 CHERRYWOOD LANE, GREENBELT, MARYLAND 20770.

WILLKIE FARR & GALLAGHER LLP

Steven Wilamowsky
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

-and-

WHITEFORD, TAYLOR & PRESTON LLP

/s/ Martin T. Fletcher
Paul M. Nussbaum (No. 04394)
Martin T. Fletcher (No. 07608)
Seven Saint Paul Street, Suite 1400
Baltimore, Maryland 21202-1626
(410) 347-8700

Co-Counsel for Debtors and Debtors in Possession

CERTIFICATE OF SERVICE

I certify that on the 8th day of November, 2004, a copy of the foregoing pleading was sent by first class mail to the parties set forth below and on the attached service list.

Knights of Columbus
One Columbus Plaza
New Haven, Ct 06510
Attn: Donald R. Kehoe

Knights of Columbus
One Columbus Plaza
New Haven, Ct 06510
Attn: Michael M. Terry, CFA

Knights of Columbus
One Columbus Plaza
New Haven, Ct 06510
Attn: Carl A. Anderson

Commonwealth Legal Services Corporation
4701 Cox Rd., Suite 301
Glen Allen, VA 23060-6802

/s/ Dennis J. Shaffer
Dennis J. Shaffer

1569542